May 4, 2011

VIA EDGAR AND FACSIMILE

Mark P. Shuman
Branch Chief  - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Attunity Ltd
Registration Statement on Form F-3
Filed March 31, 2011
File No. 333-173505

Dear Mr. Shuman:

This letter responds to the letter dated April 20, 2011 (the “Comment Letter”) containing comments from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Registration Statement on Form F-3 of Attunity Ltd (the “Company”) filed with the Commission on March 31, 2011 (the "Registration Statement" or the "Filing"). Our response is set forth below following the text of the comment in the Comment Letter. Unless the context otherwise requires, references in this letter to “we,” “us,” and “our” refer to the Company, as required by the context.

General

1.           Your fee table includes 349,521 shares of common stock that underlie warrants that are not currently outstanding, which underlie outstanding "Note Rights".  Please tell us why you believe that the registration of shares underlying warrants that are not outstanding is consistent with the requirements of Section 5 of the Securities Act.  In particular, tell us the exemption from registration you expect to rely upon with respect to the issuance of the warrants and the issuance of the underlying shares and explain the basis for your apparent belief that the conditions that must be obtained to satisfy each of the exemptions upon which you will rely with respect to those transactions is consistent with the public solicitation associated with the inclusion of the shares in the registration statement.

Response:

The Company believes that the issuance of up to 349,521 shares (the “Shares”) underlying warrants that are not currently outstanding (the “Warrants”), as well as the issuance of the Warrants, are not, and will not be required to be registered pursuant to Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), because such issuances do not and will not involve any public offering, and therefore are and will continue to be exempt from registration pursuant to Section 4(2) of the Securities Act.

Background

On March 22, 2004, the Company entered into a Note and Warrant Purchase Agreement (the “Agreement”) with nine (9) investors (the “Investors”), all of whom are included in the list of the selling shareholders in the Registration Statement.  Pursuant to the terms of the Agreement, the Company issued (the “2004 Offering”) to the Investors convertible notes (the “Convertible Notes”) that included certain adjustment mechanisms that are triggered in certain events relating to the share capital of the Company.  The 2004 Offering was structured as a private placement, and accordingly the Company took the customary and appropriate steps to confirm that it did not involve any public offering.  Among such steps were: (i) the 2004 Offering did not include general solicitation or advertising; (ii) the transaction was offered to a limited number of sophisticated investors who had access to all material information about the Company and had the opportunity to ask management questions; (iii) the transaction documents included customary representations from the Investors, including with respect to the fact that the Investors had no current intent to resell or distribute the purchased securities and as to their status as "accredited investors" as defined in Regulation D promulgated under the Securities Act; and (iv) the Convertible Notes included a customary legend (the “Legend”) limiting the transferability of the Convertible Notes as required by the Securities Act.

On May 12, 2009 the Company completed a rights offering that triggered the adjustment mechanism in the Convertible Notes.  Accordingly, the Investors received, without providing additional consideration or taking any action on their behalf, rights to purchase shares (the “Rights”) which provide that, for each two shares purchased upon exercise of one Right, the purchaser is entitled to receive a Warrant to purchase one share.  The Rights became immediately exercisable on May 12, 2009.

The Offering of the Warrants and the Shares

Under the Securities Act, the exercise of the Rights (which results in issuance of shares and the Warrants) and the exercise of the Warrants (which results in the issuance of the Shares) constitute offerings of securities (together, “Offerings”), which are subject to the requirements of Section 5 of the Securities Act.  However, the Company believes that it may rely on the exemption in Section 4(2) of the Securities Act in connection with the Offerings, as explained below.

The Rights were issued pursuant to the Convertible Notes and do not form a standalone right or instrument that can be separated from the Convertible Notes.  Therefore, the Rights may not be sold, transferred or otherwise disposed of without meeting the requirements of the Legend on the Convertible Notes and, in particular, may not be resold or distributed unless the requirements of the Securities Act with respect to registration thereof are met or an exemption is available.  The same applies to the Warrants.

In addition, the Company would like to call out the following facts:

(i)           The Investors made their initial investment in the Company in 2004 and since then each of them has continued to hold the Convertible Notes as indicated in the Registration Statement;

(ii)           Some of the Investors serve as directors or officers of the Company and the remaining Investors are in direct contact with the Company’s management, and have the opportunity to ask the Company’s management questions on an ongoing basis;

(iii)           The group of Investors is a small one (9 persons) and includes only sophisticated investors whose investment in the Company, dated as far back as 2004, demonstrates their long term intentions with respect to such investment, rather than any intention to resell or distribute the securities purchased from the Company;

(iv)           In the case of the Warrants and the Shares, the Rights underlying the Warrants are outstanding and exercisable for nearly two years, yet the vast majority (more than 80%) of the Rights has not been exercised yet;

(v)           Due to the small size of the Investors group, and the long relationship between the Company and the Investors, no general solicitation or advertising is expected to take place with respect to the Offerings; and

(vi)           In case the Rights are exercised in full, the Company will receive $83,885, and in the event subsequently the Warrants are exercised in full, the Company will receive $41,943, which, in the aggregate, is relatively a small amount.  Therefore, the Company believes the Offerings are small in size.

The Commission’s Interpretation

Securities Act Release No. 5121 of December 30, 1970 provides, in part, as follows:

“Whether the transaction is one not involving any public offering is essentially a question of fact and necessitates a consideration of all the surrounding circumstances, including such factors as the relationship between the offerees and the issuer, the nature, scope, size, type and manner of the offering.  The availability of the exemption turns on the question of “…the need of the offerees for the protection afforded by registration.”  See S.E.C. v. Ralston Purina Company, 346 U.S. 119 (1953) and Securities Act Release No. 4552 (1962).

An important factor to be considered is whether the securities offered have come to rest in the hands of the initially informed group or whether the purchasers are merely conduits for a wider distribution.”

The Company’s Position

Based on the above, the Company believes that the facts and circumstances considered by the Commission to be relevant to the determination of whether an offering is “not involving any public offering” support that the Offerings are ongoing private placements of securities.

Further, the sophistication of the Investors, and their long relationship with the Company, indicate that they are not the type of offerees that need the protection afforded by registration.  In addition, it is clear from the way the Investors have been acting in the past, and the long time they held securities of the Company, that they do not hold securities of the Company as merely conduits for a wider distribution.

Finally, filing the Registration Statement nearly two years after the Rights became exercisable does not amount to a solicitation of the Investors to invest in the Company, and under the circumstances there is no, and will not be any, ongoing solicitation in connection with the exercise of the Rights or the Warrants.

Therefore, the Company believes that the requirements of the exemption in Section 4(2) of the Securities Act are met, and will continue to be met with respect to the Offerings.

Company Statement

The Company further acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at (972) (9) 899-3010 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Shy S. Baranov, Esq. at (617) 338-2932, if you have any questions or require additional information.

Respectfully, ATTUNITY LTD By: /s/ Dror Harel-Elkayam Dror Harel-Elkayam Chief Financial Officer

cc:           Howard E. Berkenblit, Esq.
Shy S. Baranov, Esq.
Ido Zemach, Adv.